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                                                                       EXHIBIT 6
                        [CRAY RESEARCH, INC. LETTERHEAD]

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
        [LOGO]                                                   655F Lone Oak Drive
                                                                     Eagan, MN 55121
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                                                               February 29, 1996
Dear Stockholder:

    On behalf of the Board of Directors of Cray Research, Inc. ("Cray"), I am pleased to inform you that on February 25, 1996 Cray entered into an Agreement and Plan of Merger with Silicon Graphics, Inc. ("Parent") and C Acquisition Corporation, a wholly-owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced today a tender offer to purchase 19,218,735 shares of Cray's common stock at $30.00 per share in cash (the "Offer"). Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Purchaser will be merged into Cray and each of the shares not owned by Parent or its affiliates or by any dissenting stockholders will be converted into the right to receive one share of common stock of Parent (the "Merger"). However, if fewer than 19,218,735 shares are tendered and purchased for cash pursuant to the Offer, then each share of common stock that remains outstanding after the expiration of the Offer shall be converted into the right to receive a fractional share of common stock of Parent and cash so that the aggregate cash and stock consideration paid in the Merger is the same as if the Offer had been fully subscribed.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO CRAY'S STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF CRAY COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed with the Securities and Exchange Commission. Among other things, your Board considered the opinion of its financial advisor, Salomon Brothers Inc, that the consideration to be received pursuant to the Offer and Merger is fair, from a financial point of view, to the stockholders of Cray. The enclosed Schedule 14D-9 describes the Board's decision and contains other important financial information relating to that decision. We urge you to read it carefully.

    Accompanying this letter, in addition to the Schedule 14D-9 and the financial advisor's fairness opinion, is the Offer to Purchase, together with related materials including a letter of transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

    I, personally, along with the entire Board of Directors, management and employees of Cray thank you for your loyal support throughout the years.

                                          Sincerely,

                                          /s/ J. Phillip Samper

       [LOGO]
J. Phillip Samper
CHAIRMAN AND CHIEF EXECUTIVE OFFICER